

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2009

Jacob Elhadad
President
Medisafe 1 Technologies Corp.
113 Barksdale Professional Center
Newark, DE 19711

>   **Re: Medisafe 1 Technologies Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 15, 2009**
>   **File No. 333-161914**

Dear Mr. Elhadad:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common shares. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

Cover Page, page 2

2.   Please revise to describe the effect on investors of the fact that you do not have any arrangements in place to put the funds in an escrow, trust or similar account. Refer to Item 501(b)(8)(iii) of Regulation S-K. For example, you should provide a brief indication here of the risks you explain in more detail in Risk Factor No. 7.

A Cautionary Note on Forward-Looking Statements, page 7

3.   Please relocate this disclosure so that the only disclosure between your prospectus cover page and prospectus summary section is your table of contents. If possible, please keep your table of contents to one page and do not use all caps for each heading.

Prospectus Summary, page 8

Our Company, page 8

4.   Please disclose that as of July 31, 2009 you did not have any cash or cash equivalents, and, if true, that you will need to raise additional capital within the next twelve months even if you sell the maximum number of shares being offered by your prospectus.

5.   Please disclose that you do not have any full-time employees and that your two current officers/directors intend to devote five hours per week to your business activities.

Our directors own 100% of the outstanding shares of our common stock…, page 15

6.   Please reconcile your disclosure that your directors own 100% of the outstanding shares of your common stock with your disclosure on pages 28 and 33.

Our Business, page 20

7.   Please revise the following disclosures, as well as other similar disclosures, to eliminate the appearance that you have successfully developed or tested your product:

   •   Your medical assembly "effectively prevents unauthorized administration of a drug or medicinal substance by hypodermic needle" (pages 20 and 21);

   •   The protector device incorporates a locking mechanism to ensure that substances cannot be released from the hypodermic needle without

> positive pre-matching between the substance and the specific patient (page 21);

- Your system can be applied not just to hypodermic needles but also to any assembly for storing any kind of medicine (pages 21 and 22);

- Your patented solution provides a physical barrier to protect healthcare professionals from accidental needle sticks and other sharp injuries and that your product can be incorporated with FDA compliant healthcare infrastructure to virtually eliminate the possibility of incorrect administration (page 21); and

- The present invention successfully addresses the shortcomings of current medical assemblies and protectors (page 21).

8. We note from your disclosure that your intended product, if developed, approved and adopted, will require labeling each substance correctly and entering into each patient's barcode or other identification device the substances intended for that patient. If true, please disclose that your product would not entirely remove the risk of human error.

9. Please disclose when you plan to recruit a medical advisory board.

10. We note your disclosure in the fourth paragraph on page 21 concerning the healthcare industry in the United States, if true. If you intend to sell your products in the United States please clearly state this intent and provide all of the relevant disclosure concerning regulation by the FDA, including a discussion of the time frame needed to obtain approval or clearance for medical products and all other disclosure required by Item 101(h)(4)(viii) of Regulation S-K. Please revise your MD&A disclosure and add risk factor disclosure, as appropriate. Please also discuss, as applicable, whether you will need to obtain approvals from governmental agencies outside of the United States.

Business Summary and Background, page 20

11. Please balance your disclosure in this section regarding the number of injections to indicate that you will initially only target the U.S. market, if true. If known, provide market data for the U.S. on a stand-alone basis. Also disclose, if known, where your product is likely not to be adopted. For example, it would seem that your product may not be adopted in intensive and critical care settings, where time is critical and encoding your intended product and the patient identifier would be too time consuming, and in settings where only inoculations are administered where the risk of injecting the wrong substance generally would not present actual harm to the patient. Also, since it is unclear how much each individual product would cost, if developed and approved for use, please include disclosure that indicates that your product, if developed and approved for use,

may not be viewed as cost-effective and, therefore, not adopted for use. Revise your related risk factors as appropriate.

Intellectual Property, page 21

12.   Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K.

Existing or Probable Government Regulations, page 23

13.   In addition to your disclosure regarding FDA regulations, penalties and fines, please also indicate that seeking regulatory approval is a time-consuming and costly process. Update your "Plan of Operation" section to address these costs and how you anticipate funding those costs.

Employees, page 23

14.   We note your disclosure on page 14 that your two officers/directors intend to devote approximately five hours her week to the business. Accordingly, please revise your disclosure to clearly state, if true, that you do not have any full-time employees.

General Working Capital, page 25

15.   We note from your disclosure that you will have sufficient funds available to satisfy working capital needs through lines of credit and the funds expected from equity sales. In this regard, please provide us with and disclose in your filing the amount provided by, terms, and the initial commencement date of these lines of credit. Additionally, please disclose the nature of your relationship with the entities that provide you with these lines of credit.

Certain Relationships and Related Transactions, page 32

16.   Please identify the related parties who made the $26,800 loan to you. Please also disclose whether the loan was made in cash or otherwise.

Plan of Distribution, page 34

17.   Please revise all references to the NASD that appear here and throughout your filing, as that entity no longer exists.

Financial Statements

18.   Consideration should be given on an ongoing basis to the updating requirements
        of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be
        included with any amendment to the filing.

Note 3 – Patent

19.   We note from your disclosure that on July 15, 2009 you acquired from two of
        your directors a patent known as the "Protector for administering medicine" for
        consideration of $100,000 plus legal fees of $1,800. Also, we note that you have
        capitalized the historical cost of obtaining the patent of $100,000 plus legal fees
        of $1,800. Additionally, it appears that you are in the design and product
        development stage before producing a viable prototype, as further disclosed on
        page 24. In this regard, since the patent purchased by the Company on July 15,
        2009 appears to have been purchased for a particular research and development
        project that may have no alternative future uses, please tell us how you considered
        paragraph 25-2 (c) of ASC 730-10-25 (paragraph 11(c) of SFAS No. 2) in
        concluding that the cost of purchasing the aforementioned patent should be
        capitalized rather than expensed.

Note 4 – Loans from related Parties – Director and Stockholders, page F-11
Note 7 – Related Party Transactions, page F-12

20.   We note from your disclosure on page F-11 that you owe $26,800 to directors
        who are also stockholders, and the loans are due on demand. Also, we note from
        your disclosure on page F-12 that you have debt obligations with two of your
        three major stockholders for a total of $75,000 with final payment due by October
        31, 2009. In this regard, please provide us with a description of and revise your
        MD&A to fully describe the source that will provide you with the funds, which
        will allow you to meet your payment obligations under the abovementioned
        related party debt / loan obligations. If your plan is to use proceeds from this
        offering to payoff the aforementioned related party debt / loan obligations, please
        revise your filing accordingly to reflect your intentions.

Exhibit 5.1

21.   We note that the opinion concerns securities that are "for resale by current
        shareholders." Please have counsel revise or advise.

Exhibits

22.   Please file a form of the subscription agreement you reference on page 35. Please
        refer to Item 601(b) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Michael S. Krome, Esq.